PE 2-28-02

02017196

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
143
WASH., D.C.
SECTION

For the month of **February 2002**

The Descartes Systems Group Inc.

(Translation of registrant's name into English)

120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.]

Exhibit Index on Page 4

The attached **Press Release** regarding the results for fiscal 2002 fourth quarter and fiscal year 2002 ended January 31, 2002 was issued by the Company on February 26, 2002, and is filed herewithin as Exhibit I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.
(Registrant)



Date: February 27, 2002

By: ____________________
Name: PAUL LAUFERT
Title: EVP-Corporate Development

EXHIBITS

Exhibit No.	Description
I	Press Release by the Company dated February 26, 2002.

GERRITMA\2388\3.2295333_1

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CONTACT INFORMATION:

Descartes Systems Group
Public Relations
Annette Van Gerwen
(519) 746-6114 ext. 2208
avangerwen@descartes.com

Descartes Systems Group
Investor Relations
Chaya Cooperberg
(519) 746-6114 ext. 2757
ccooperberg@descartes.com

DESCARTES ANNOUNCES FOURTH QUARTER AND FISCAL 2002 RESULTS

Record Revenues For Network-Based Logistics Services

WATERLOO, ONTARIO, February 26, 2002 – Today, the Descartes Systems Group Inc., (Nasdaq:DSGX), (TSE:DSG), a trusted provider of logistics solutions, announced financial results for the fiscal 2002 fourth quarter and fiscal year ended January 31, 2002.

Financial Summary

Total revenues for the year were $79.5 million, representing an increase of 19 percent over revenues of $66.6 million generated in the previous fiscal year. Total revenues for the fourth quarter were $18.1 million, compared with total revenues of $18.3 million in the third quarter of fiscal 2002 and total revenues of $21.0 million in the fourth quarter a year ago.

For the fourth quarter, the Company reported an adjusted loss of $2.3 million, or ($0.04) per basic and diluted share. Adjusted loss per basic and diluted share this quarter excludes acquisition-related expenses. (Reference should be made to the "Supplemental Financial Information" table in this release which provides reconciliation between earnings (loss) as prescribed by Generally Accepted Accounting Principles (GAAP) and the adjusted earnings (loss).)

The loss for the quarter on a GAAP basis was $11.2 million or ($0.22) per share, compared with a loss of $778,000, or ($0.02) per share in the corresponding quarter a year ago.

"Fiscal 2002 was a threshold year for Descartes. A few years ago, the Company set out to better serve our clients through the creation and execution of a network-based logistics solution that would provide a better return-on-investment, extend the breadth of logistics solutions and drive greater value for customers," said Peter Schwartz, chairman and co-chief executive officer at Descartes. "As we come out of fiscal 2002, we have transformed the Company to become the leading supplier of logistics solutions with a successful recurring revenue model and a strong balance sheet including $200 million in cash and investments. We have a tremendous market opportunity, great products and people, and a strong balance sheet, all of which position us well for growth."

New Pricing Model

At the end of the fourth quarter, the Company completed the transition away from a software licensing model to a pricing model largely focused on recurring revenues. Descartes first introduced this transaction-based pricing model in 1998, when the Company recognized the shift in the purchasing preferences of customers towards buying solutions on a subscription basis. Descartes' network services pricing model is now based on annual subscriptions that generally include trading partner connection fees, ongoing subscription fees, and usage-based transaction fees.

Consistent with this transition, the Company achieved record network services revenues during the fourth quarter. Network-based logistics revenues were $35.1 million for the full year, representing an increase of $15.3 million or 77 percent over network-based logistics revenues for the year ended January 31, 2001. Recurring revenues from network-based services


Descartes

News

continued to grow throughout the year, with fourth quarter network revenues increasing to $9.4 million – representing an increase of 4 percent over network revenues in the third quarter and an increase of 53 percent over the corresponding quarter a year ago.

Co-Chief Executive Officer and President

In related news (see "Descartes Announces Co-Chief Executive Officer And President" issued February 26, 2002), the Company announced today a restructuring of Descartes' executive leadership team to focus on the next phase of the journey. Effective February 26, 2002, Manuel Pietra is the co-chief executive officer and president. Manuel has over 20 years of experience in the information technology solutions market and will focus on accelerating the company's execution against the network-based logistics vision. In this role, Manuel will share the chief executive officer role with Peter Schwartz. Peter has been the chief executive officer of Descartes for over five years. The executive management team will have a direct reporting relationship to Manuel. Willem Galle, previously president and chief operating officer, will become vice chairman of Descartes.

Business Outlook

"The Company has invested strategically in network-based logistics solutions. We are committed to aggressively building a franchise that is consistent with how clients want to buy logistics solutions," said Colley Clarke, executive vice president, finance and chief financial officer at Descartes. "Based on the successful transition of the Company, we are able to give guidance that we expect the Company to return to profitability on an adjusted basis in the fourth quarter of fiscal 2003. We also anticipate positive operating cash flow in that same quarter. "

Based on the transition of the revenue and operating plans, the Company issued guidance for the year ended January 31, 2003.

- **First Quarter and Year-End Guidance**: The following earnings guidance refers to an adjusted loss per share which reflects the elimination of acquisition-related expenses from earnings per share as prescribed by GAAP. For a definition of these adjustments, reference should be made to the "Supplemental Financial Information" table provided in this release. In addition, this guidance reflects the Company's new pricing model which does away with up-front license fees for network services.

    - ***First Quarter Guidance***: For the first quarter of fiscal 2003, Descartes is anticipating total revenues of between $17.3 million and $17.6 million, with an adjusted loss per share of between ($0.07) and ($0.08) per share.

    - ***Year-End Guidance***: For fiscal year 2003, Descartes is anticipating total revenues of between $85 million and $90 million, with an adjusted loss per share of between ($0.14) and ($0.16) per share.

- **Guidance on Recurring Revenues**: Descartes is anticipating recurring network revenues growth to approach 5 percent in the first quarter, and to climb to a sequential growth rate in excess of 10 percent by the fourth quarter.

- **Return to Profitability on an Adjusted Basis**: Descartes is anticipating a return to profitability on an adjusted basis in the fourth quarter of fiscal 2003 and becoming operating cash flow positive in the same quarter. Cash utilization for the year is anticipated to be approximately $13 million, including capital expenditures and repurchase of debentures.

DESCARTES SYSTEMS GROUP
CORPORATE HEADQUARTERS
120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA, N2V 1C6
TEL: (519) 746-8110 • FAX: (519) 747-0082 • E-MAIL: info@descartes.com


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Year-End Company Highlights

- **Acquisitions and Investments**

  - *Network-Based*: During the year, the Company improved the reach of the Descartes Global Logistics Services Network through the acquisition of TranSettlements, the leading messaging service for transportation providers, through the issuance of 1.5 million Descartes common shares.

    The Company also gained majority interest in Tradevision AB from Nocom AB, an information technology company headquartered in Sweden, for approximately $2.6 million. Tradevision became a subsidiary of Descartes and continues to operate as an independent company. Both investments increased the reach and depth of the Descartes Global Logistics Services Network.

  - *Solutions-Based*: Descartes also made acquisitions and investments to improve the depth of its solutions. Centricity, an innovative provider of net-native transportation management software, was acquired through the issuance of 1.3 million common shares in July 2001. Descartes also completed the purchase of the technology assets of NeoModal, which added a unique offering for ocean contract management to the Descartes solution portfolio in May 2001. Research and development work continues on these products with live pilots in more than five companies.

- **Introduction of Innovative Solutions for Logistics**: Descartes accelerated the innovation and delivery of the following differentiated logistics solutions in fiscal year 2002:

  - *Collaborative Routing and Scheduling*: Based on the advanced optimization techniques for routing and scheduling, in the spring of 2001, the Company introduced a family of products branded Fleetwise™. These solutions are designed for collaborative routing and scheduling with improved efficiencies through the coordination of routing between multiple dispatchers, customer service centers and driver(s). These products allow easy integration for customer call centers to track "last mile deliveries".

  - *Ocean Contract Management*: During the fourth quarter of fiscal year 2002, Descartes piloted International Logistics Management Version 2.5, which is designed to improve the procure-to-pay process for ocean shipping for manufacturers, distributors and retailers. This solution is currently in beta testing with two major retailers yielding cost reductions in ocean freight costs of up to 8 to 15 percent.

  - *Ocean Shipping:* In November 2001, the Company launched new collaborative solutions for ocean carriers to speed the request-for-proposal (RFP)-to-signature process for ocean carriers by up to 30 to 50 percent. This solution is currently in operation at Hyundai Merchant Marine and Yang Ming Line North American.

  - *Wireless Technologies Designed for Logistics:* With over seven years of wireless experience in North America, in the third quarter, the Company launched its wireless technologies in the European marketplace. Prospects' and clients' reaction to Descartes' agnostic approach to the deployment of wireless technologies – support for any wireless network and any device – continues to be positive.

- **Market Leadership**: In the second quarter, Descartes was listed as the pioneer and market leader for logistics solutions through a third party study by research analyst firm ARC Advisory Group.

- **Momentum for Network-Based Logistics**: Transactions volumes over the Descartes Global Logistics Services Network reached 21 million per month by the end of fiscal 2002.

- **New Customers**: Notable customer wins announced during the year included Best Buy, Coca-Cola Amatil Australia, CVS/Pharmacy, Danzas, Mitsui USA, Old Dominion, and Publix.

DESCARTES SYSTEMS GROUP
CORPORATE HEADQUARTERS
120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA, N2V 1C6
TEL: (519) 746-8110 • FAX: (519) 747-0082 • E-MAIL: info@descartes.com


Descartes

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Conference Call

Company management will discuss fourth quarter and fiscal year 2002 results and expectations for fiscal year 2003 in an audio webcast at 5:00 pm EST. The live webcast, slide presentation and supplementary information to accompany the call can be accessed at http://www.descartes.com/investors. Windows Media Player must be installed on your machine and can be downloaded free from this site.

For those unable to participate on the webcast, a taped re-broadcast will be available to listeners upon completion of the conference call for approximately 48 hours. To access the re-broadcast, please dial 416-695-5800 or 1-800-408-3053, reservation number 1073402.

About Descartes

The Descartes Systems Group Inc. (Nasdaq:DSGX) (TSE:DSG) is a trusted provider of logistics management technology. With over 4,500 customers in over 60 countries, Descartes' leading logistics solutions drive operational efficiency, enhance customer responsiveness and improve precision in purchasing for global organizations such as Coca-Cola bottlers worldwide, Comet Group plc, CVS/pharmacy, Danzas, Gist, John Lewis Partnership, Mitsui USA, Old Dominion and Peapod. Descartes has provided trusted solutions for real logistics problems since 1981. For more information, visit www.descartes.com.

###

This press release contains forward-looking statements related to the company's operations, its pricing model transition and the expected benefits to be derived therefrom, its anticipated financial results and guidance for the upcoming year and beyond, and its future prospects, among others. These statements are neither promises nor guarantees but are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements including, without limitation, the uncertain economic climate, the company's ability to successfully implement cost-containment measures, the success of the company's financial, pricing and business model transition to a network services business, the company's limited operating history and its history of losses, uncertainty and unanticipated delays in closing customer orders, the company's dependence on an emerging market characterized by rapid technological change, the acceptance of the company's revenue model and the company's market, management of growth, successful completion of integration of recent and potential future acquisitions, significant fluctuations of quarterly operating results and currency and interest rate fluctuations. A more detailed discussion of certain of these and other important risk factors can be found in the section entitled Risk Factors and Documents Files with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including the company's annual information form dated June 19, 2001, and in the MD&A section of our fiscal 2001 annual report. The company disavows and disclaims any obligation to update or supplement any of these forward-looking statements as a result of changing circumstances or otherwise. None of these statements should be construed as a solicitation to purchase common shares in the company.

DESCARTES SYSTEMS GROUP
CORPORATE HEADQUARTERS
120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA, N2V 1C6
TEL: (519) 746-8110 • FAX: (519) 747-0082 • E-MAIL: info@descartes.com


Descartes

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THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except per share amounts; US GAAP, quarterly data unaudited)

	Three Months Ended January 31,		Twelve Months Ended January 31,	
	2002	2001	**2002**	2001
REVENUES				
License and network	**15,070**	18,171	**67,256**	52,442
Service and maintenance	**3,031**	2,871	**12,266**	14,207
	18,101	21,042	**79,522**	66,649
COSTS AND EXPENSES				
Cost of license and network	**4,436**	3,335	**16,223**	10,256
Cost of service and maintenance	**2,882**	2,681	**11,478**	11,915
Sales and marketing	**5,836**	7,090	**29,543**	23,008
Research and development	**6,476**	4,280	**25,385**	16,189
General and administrative	**2,136**	2,592	**10,751**	8,618
Amortization of intangibles	**8,838**	4,670	**32,560**	14,215
Write-down of long-term investments	**-**	-	**9,783**	-
Purchased in-process research and development	**-**	-	**4,500**	19,033
Restructuring cost	**-**	-	**3,984**	-
	30,604	24,648	**144,207**	103,234
LOSS FROM OPERATIONS	**(12,503)**	(3,606)	**(64,685)**	(36,585)
OTHER INCOME (EXPENSE)				
Interest expense	**(1,252)**	(1,239)	**(5,012)**	(2,985)
Investment income	**2,185**	4,138	**10,705**	8,254
	933	2,899	**5,693**	5,269
LOSS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	**(11,570)**	(707)	**(58,992)**	(31,316)
INCOME TAXES	**(9)**	(71)	**(78)**	(310)
LOSS BEFORE EXTRAORDINARY ITEM	**(11,579)**	(778)	**(59,070)**	(31,626)
EXTRAORDINARY ITEM				
Gain on redemption of Convertible Debentures	**352**	-	**352**	-
LOSS	**(11,227)**	(778)	**(58,718)**	(31,626)
LOSS PER SHARE BEFORE EXTRAORDINARY ITEM				
Basic and diluted	**(0.22)**	(0.02)	**(1.16)**	(0.72)
LOSS PER SHARE AFTER EXTRAORDINARY ITEM				
Basic and diluted	**(0.22)**	(0.02)	**(1.15)**	(0.72)
WEIGHTED AVERAGE SHARES OUTSTANDING				
Basic and diluted (thousands)	**52,180**	47,833	**50,858**	44,218

DESCARTES SYSTEMS GROUP
CORPORATE HEADQUARTERS
120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA, N2V 1C6
TEL: (519) 746-8110 • FAX: (519) 747-0082 • E-MAIL: info@descartes.com


Descartes

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SUPPLEMENTAL FINANCIAL INFORMATION
ADJUSTED EARNINGS (LOSS)
(US dollars in thousands, except per share amounts; unaudited)

	Three Months Ended January 31,		Twelve Months Ended January 31,	
	2002	2001	**2002**	2001
LOSS AS REPORTED UNDER US GAAP	**(11,227)**	(778)	**(58,718)**	(31,626)
Adjustments:				
Amortization of intangibles (1)	**8,838**	4,670	**32,560**	14,215
Write-down of long-term investments (1)	**-**	-	**9,783**	-
Purchased in-process research and development (1)	**-**	-	**4,500**	19,033
Amortization of deferred compensation (1)	**77**	59	**1,071**	237
Special reserve for doubtful accounts (2)	**-**	-	**3,500**	-
Restructuring cost (2)	**-**	-	**3,984**	-
EARNINGS (LOSS) AS ADJUSTED (3)	**(2,312)**	3,951	**(3,320)**	1,859
EARNINGS (LOSS) PER SHARE AS ADJUSTED				
Basic and diluted	**(0.04)**	0.08	**(0.07)**	0.04
WEIGHTED AVERAGE SHARES OUTSTANDING				
Basic (thousands)	**52,180**	47,833	**50,858**	44,218
Diluted (thousands)	**52,180**	49,666	**50,858**	46,331

Notes:

(1) Earnings (loss) as prescribed by GAAP have been adjusted by these items as they represent acquisition related charges which vary substantially from period to period due to the Company's acquisition activities as well as its impairment assessments.
(2) Earnings (loss) as prescribed by GAAP have been adjusted by these items as they represent one-time and non-recurring charges.
(3) Adjusted earnings (loss) do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

DESCARTES SYSTEMS GROUP
CORPORATE HEADQUARTERS
120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA, N2V 1C6
TEL: (519) 746-8110 • FAX: (519) 747-0082 • E-MAIL: info@descartes.com


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THE DESCARTES SYSTEMS GROUP INC.
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands; US GAAP)

	January 31, 2002	January 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**11,137**	62,938
Marketable debt securities	**107,449**	168,987
Accounts receivable		
Trade	**18,434**	21,388
Other	**7,540**	4,500
Prepaid expenses and other	**4,220**	1,796
	148,780	259,609
MARKETABLE DEBT SECURITIES	**82,444**	-
CAPITAL ASSETS	**10,261**	7,145
LONG-TERM INVESTMENTS	**3,250**	11,800
INTANGIBLE ASSETS	**141,423**	119,295
DEFERRED CHARGES	**2,364**	3,115
	388,522	400,964
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	**3,376**	1,833
Accrued liabilities	**10,428**	10,988
Deferred revenue	**5,616**	12,653
	19,420	25,474
CONVERTIBLE DEBENTURES	**73,500**	75,000
	92,920	100,474
SHAREHOLDERS' EQUITY		
Common shares		
Issued - 52,229,333 (January 31, 2001 - 48,803,064)	**468,445**	415,676
Additional paid-in capital	**5,201**	4,074
Unearned deferred compensation	**(1,157)**	(1,101)
Accumulated other comprehensive loss	**(200)**	(190)
Accumulated deficit	**(176,687)**	(117,969)
	295,602	300,490
	388,522	400,964

DESCARTES SYSTEMS GROUP
CORPORATE HEADQUARTERS
120 RANDALL DRIVE, WATERLOO, ONTARIO, CANADA, N2V 1C6
TEL: (519) 746-8110 • FAX: (519) 747-0082 • E-MAIL: info@descartes.com


Descartes

Exhibit Index on Page 4